Decarbonization Plus Acquisition Corporation III

2744 Sand Hill Road, Suite 100

Menlo Park, California 94025

September 20, 2021

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Decarbonization Plus Acquisition Corporation III Registration Statement on Form S-4 Filed August 10, 2021 File No. 333-258681

Ladies and Gentlemen:

Set forth below are the responses of Decarbonization Plus Acquisition Corporation III (the “Company,” “DCRC,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated September 7, 2021, with respect to the Company’s Registration Statement on Form S-4, File No. 333-258681, filed with the Commission on August 10, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The responses include information from Solid Power, Inc. (“Solid Power”) in response to certain of the comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions included in the responses correspond to the Amended Registration Statement, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Form S-4 Filed on August 10, 2021

General

1.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 11, 26, 65 and 128 of the Amended Registration Statement.

2.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 11, 26, 66 and 128 of the Amended Registration Statement.

3.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Securities and Exchange Commission

September 20, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on page 15 of the Amended Registration Statement.

4.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on page 74 of the Amended Registration Statement.

5.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 12, 28, 67 and 129 of the Amended Registration Statement.

6.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 130 - 32 of the Amended Registration Statement .

7.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 130 - 132 of the Amended Registration Statement.

8.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that the initial stockholders agreed to waive their redemption rights pursuant to a letter agreement that the initial stockholders entered into in connection with the Company’s initial public offering. The provisions relating to the waiver of redemption rights in the original letter agreement have not been amended in connection with the business combination.

9.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on page 132 of the Amended Registration Statement.

Questions and Answers About the Proposals for DCRC Stockholders, page 1

10.

Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

Securities and Exchange Commission

September 20, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 5 - 8 of the Amended Registration Statement.

Q: What interests do the current officers and directors have in the business combination?, page 7

11.	We note your disclosure here, and elsewhere, discussing the interests that your officers and directors have in the business combination. Please revise your disclosure to address the following:

•	please quantify the total value of the private placement warrants that your Sponsor and independent directors hold;

•	state the amount of working capital loans made that you have received as of the most recent practicable date;

•	quantify the total number of shares held by your Sponsor, officers, and directors;

•	quantify the number of Founder Shares obtained by your initial stockholders for consideration of $25,000;

•	disclose the material interest of your officers and directors in your Sponsor;

•	disclose the consideration provided in exchange for the 360,000 Founder Shares issued to your independent directors;

•	quantify all out-of-pocket expenses incurred by your Sponsor, officers, and directors as of the most recent practicable date; and

•

if true, disclose that if the business combination is not consummated, Decarbonization Plus Acquisition Corporation II, will continue to be liable for expenses incurred in connection with its consideration of a proposed transaction with Solid Power.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 10 - 12, 25 - 28, 65 - 67, 117 and 127 - 129 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 76

12.

For each period presented, please include historical basic and diluted loss per share amounts as well as the number of weighted average shares outstanding for DCRC and Solid Power on the face of the pro forma statements of operations.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 90 and 91 of the Amended Registration Statement.

13.

Refer to note 2(C) on page 84. It is not clear to us why the expense related to the cancelation of the product manufacturing rights agreement is not recorded in the pro forma statement of operations for the year ended December 31, 2020. Please clarify or revise.

RESPONSE: The Company respectfully advises the Staff that it has revised the pro forma statement of operations for the year ended December 31, 2020 on page 91 of the Amended Registration Statement to include the cancelation of the product manufacturing rights agreement as an adjustment thereto.

14.	Refer to note 3 on 86. Please address the following:

•

More fully explain how the numbers of shares to be issued to Solid Power are determined, specifically address the numbers of shares to be issued to the common stock shareholders, the Series B preferred stock shareholders, and the convertible noteholders;

•	More fully explain how the exchange ratio is calculated based on share amounts in Solid Power’s historical financial statements; and

•	Quantify any other equity instruments that are not included in the calculations of pro forma loss per share because they are antidilutive, including, if applicable, the Series A-1 preferred shares.

In addition, based on the pro forma balance sheet, we note that after the proposed merger, Solid Power’s Series A-1 preferred stock will remain outstanding. Please revise the disclosures throughout the filing to

Securities and Exchange Commission

September 20, 2021

address this fact and to clarify the terms of the Series A-1 preferred shares subsequent to the proposed merger. It is not clear to us where and how the disclosures throughout the filing, that present ownership interests subsequent to the proposed merger (for example on pages viii, ix, 3, 4, 22, 23), reflect the Series A-1 preferred shares or where and how the potential risks and consequences that these shares represent to common stock shareholders of the post merger entity are disclosed and discussed. Please clarify or revise.

RESPONSE: The Company respectfully advises the Staff that is has revised the disclosure accordingly on pages iii, v, viii, ix, 3, 4, 30, 95, 96 and 98 of the Amended Registration Statement.

Comparative Share Information, page 88

15.

It is not clear to us why the basic and diluted historical net loss per share amounts, as well as the weighted average shares outstanding, for Solid Power presented on page 89 do not agree to amounts presented in Solid Power’s annual and interim financial statements. It is also not clear to us how you calculated the historical book value per share for Solid Power presented on page 89 based on amounts presented in Solid Power’s interim financial statements. Please clarify or revise.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 98 of the Amended Registration Statement to align Solid Power’s basic and diluted net loss per share amounts in “Comparative Share Information” with the information in Solid Power’s historical annual and interim financial statements. The Company has also revised the Amended Registration Statement on page 98 to clarify how Solid Power’s historical book value has been calculated.

16.

We note that except for the basic and diluted net loss per share amount for the year ended December 31, 2020, all Pro Forma Combined per share amounts and all Solid Power Equivalent Per Share Pro Forma amounts are the same. It is also not clear to us what the equivalent pro forma amounts represent or how the disclosure in note (3) on page 89, regarding how they are calculated, is accurate. Please clarify or revise.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on page 98 of the Amended Registration Statement.

Unaudited Prospective Financial Information, page 114

17.

We note your disclosure that the financial projections reflect estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Solid Power’s business. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Please specifically address the significant differences in your historical revenue and market share from your future projections, including those that are multiple years into the future.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 124 - 126 of the Amended Registration Statement.

Proposal 3 – The Additional Charter Proposal, page 131

18.

We note that you plan to amend your charter to make such other changes that the DCRC Board deems appropriate for a public operating company. Please identify all of the amendments proposed to be made to your charter, the reasons for and the general effect of such amendment. For example, we note that your proposed second amended and restated charter includes a new exclusive forum provision that is not identified in this section. In addition, please revise your discussion of “The Additional Charter Proposal” through out your filing to identify all materials changes instead of stating that “certain other changes” are being make to your charter.

Securities and Exchange Commission

September 20, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the description of “The Additional Charter Proposal” on pages 143 and 144 of the Amended Registration Statement and has made corresponding revisions throughout the filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Solid Power

Results of Operations, page 154

19.

The table on page 154 indicates that the loss from operations for the three months ended March 31, 2021 increased by ($1.2) million, or 38%, as compared to the three months ended March 31, 2020; however, the table on page 156 indicates that the loss from operations for the year ended December 31, 2020 increased by ($2.3) million, or (25%), as compared to the year ended December 31, 2019. Please revise your presentations on pages 154 and 156 to ensure that all percentage changes, whether positive or negative, are consistently presented.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure to ensure that all percentage changes, whether positive or negative, are consistently presented.

Liquidity and Capital Resources, page 157

20.

Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 172 of the Amended Registration Statement to describe Solid Power’s liquidity requirements in accordance with Item 303 of Regulation S-K and disclose the impact of Solid Power’s development plan if the cash received from the transaction is less than the amount currently contemplated. The Company has also added disclosure on pages 49 and 50 of the Amended Registration Statement to describe the corresponding business risk in more detail.

21.

Please enhance your disclosures to provide a more robust discussion of changes in operating cash flows for each of period presented. Your revised discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, your revised discussions should not only quantify the impact of the line item(s) that contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Refer to the SEC Interpretive Release No. 33-8350.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on page 173 of the Amended Registration Statement.

Critical Accounting Policies and Estimates

Stock-Based Compensation and Common Stock Valuation, page 159

22.

Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please also address any material differences between the valuations used to determine the fair value of your common stock relative to the fair values implied by other equity transactions and the fair value implied by the current merger transaction. In addition, we note that the fair value of your common stock has been determined with the assistance of an independent valuation specialist. Please tell us your consideration of identifying and providing a consent from this third-party.

Securities and Exchange Commission

September 20, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on page 175 and 176 of the Amended Registration Statement in response to the Staff’s comment. The Company also respectfully advises the Staff that the Solid Power Board of Directors determined the fair value of Solid Power’s common stock with the assistance of management and based in part on an independent valuation. As the report of such independent valuation specialist is neither included nor summarized in the Amended Registration Statement, pursuant to the Staff’s guidance under CD&I Securities Act Sections 141.02, the Company does not believe that such specialist must be identified as an expert in the Amended Registration Statement. Accordingly, the Company does not believe that it is required to include a consent to be named as an expert from such specialist in the Amended Registration Statement.

Mezzanine Equity, page 160

23.

We note the material deemed dividends you have recognized related to the Series A-1 preferred stock and we note the Series A-1 preferred stock will remain outstanding subsequent to the merger. Please expand your disclosures to disclose and discuss the changes in the estimated fair value of the Series A-1 preferred stock during each period presented. Please also address the facts and circumstances that result in any differences between the valuations used to determine the fair value of the Series A-1 preferred stock relative to the fair values implied by other equity transactions, including the Series B preferred stock offering, and the fair value implied by the current merger transaction.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 175 and 176 of the Amended Registration Statement.

Change in Certifying Accountant, page 162

24.

Please revise your disclosure to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date thereof, as required by Item 304(a)(1)(i) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 177 of the Amended Registration Statement to clarify that Plante Moran was dismissed on June 2, 2021.

25.

You currently disclose there were no reportable events or disagreements with the former accountant during the year ended December 31, 2019. Please revise your disclosure to state whether there were any reportable events and/or disagreements during the year ended December 31, 2019 and through the date of resignation, declination or dismissal as required by Item 304(a)(1)(iv) of Regulation S-K. In the event there were any reportable events and/or disagreements, please provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on page 177 of the Amended Registration Statement.

26.

To the extent that you make any changes to your disclosure to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the former accountant agrees with the statements in the revised disclosures. In addition, please explain to us why the current Exhibit 16 letter from the former accountant refers to a fifth paragraph but the current disclosures only include four paragraphs.

RESPONSE: The Company respectfully advises the Staff that it has filed an updated letter from Plante Moran as Exhibit 16.1 to the Amended Registration Statement that resolves this discrepancy.

Partnerships, page 172

27.	Please expand your disclosure to elaborate on the nature of your partnerships and provide the material terms related to such agreements.

Securities and Exchange Commission

September 20, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on page 188 and 189 of the Amended Registration Statement.

Certain Relationships and Related Party Transactions

Registration Rights, page 226

28.

We note that you will enter into the A&R Registration Rights Agreement in connection with the closing of the business combination. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering your common stock. Refer to ASC 825-20-50-1.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 24, 114 and 241 of the Amended Registration Statement.

Index to Financial Statements, page F-1

29.

Please provide updated financial statements and related disclosures throughout the filing for both Decarbonization Plus Acquisition Corporation III and Solid Power, Inc. Refer to Rule 8-08 of Regulation S-X for further information.

RESPONSE: The Company respectfully advises the Staff that it has revised the Amended Registration Statement to provide updated financial statements and related disclosures throughout the filing.

Financial Statements – Solid Power, Inc.

Note 3 – Significant Accounting Policies

Upcoming Accounting Pronouncements, page F-46

30.

You disclose here and on page F-68 that ASC 842 will be effective for your fiscal year ended December 31, 2021; however, you disclose on page 160 that ASC 842 would have been effective for your fiscal year ended December 31, 2021 but has been deferred due to your status as an emerging growth company. Please revise your disclosure to address this discrepancy and clarify when you anticipate you will adopt ASC 842. In this regard, we note that ASC 842 will be applicable for annual reporting periods beginning after December 15, 2021.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages F-32 and 175 of the Amended Registration Statement to clarify that ASC 842 is applicable for fiscal years beginning after December 15, 2021 and will be effective for Solid Power on January 1, 2022.

Note 4 – Property and Equipment, page F-47

31.

You disclose here and on page F-68 that depreciation and amortization expenses are allocated ratably across operating expenses on the statements of operations. We note your operating expenses are classified as research and development, direct costs, marketing and sales, and finance and administration. Please expand your disclosures to further explain how you have allocated depreciation and amortization expenses, and tell us the accounting literature that supports your presentation. In addition, please address your disclosures on pages F-54 and F-76 which state compensation costs are allocated ratably across operating expenses and your disclosures on pages F-56 and F-78 which state rent expense is allocated ratably across operating expenses.

RESPONSE: The Company respectfully advises the Staff that ASC 360 does not require depreciation expense to be included in any particular financial statement line item. It is Solid Power’s conclusion that including depreciation expense as part of its operating expenses is consistent with how Solid Power manages its business and makes investment decisions. The Company has revised the disclosure accordingly on pages F-33, F-40, and F-42 of the Amended Registration Statement.

Securities and Exchange Commission

September 20, 2021

Note 6 – Long-term Debt, page F-48

32.

We note that you are subject to certain restrictive covenants under the terms of the note payable to a bank. Please enhance your disclosure here and on page F-70 to clearly disclose the specific terms of any material covenants and whether you were in compliance with the covenants as of each reporting date.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages F-34 and F-35 of the Amended Registration Statement.

Note 18 – Subsequent Events, page F-59

33.

Please ensure the updated interim financial statements fully disclose and discuss the terms, impact, and accounting for the Series B preferred offering, the redemption and termination agreement with the Series A-1 preferred investor, and the conversion of all convertible notes payable.

RESPONSE: The Company respectfully advises the Staff that that the updated interim financial statements fully disclose and discuss such matters on pages F-55, F-56, F-61, and F-62 of the Amended Registration Statement.

Note 8 – Fair Value Measurements, page F-72

34.

You disclose on page F-74 that the fair value of the 2019 convertible promissory note was $3,793,105 and $3,612,035 as of March 31, 2021 and December 31, 2020, respectively. Given that you elected to account for the 2019 convertible promissory note at fair value, please clarify where you included the change in fair value in the statement of operations for the quarter ended March 31, 2021.

RESPONSE: The Company respectfully advises the Staff that Solid Power included the change in fair value of its 2019 convertible promissory note in interest expense in Solid Power’s statement of operations for the period ended June 30, 2021. Solid Power’s interim financial statements included in the Amended Registration Statement include clarifying language to this effect on page F-59.

*         *        *        *        *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Sincerely,

DECARBONIZATION PLUS ACQUISITION CORPORATION III

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Chief Financial Officer, Chief Accounting Officer & Secretary

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.

Douglas Campbell, Solid Power, Inc.

Robert O’Connor, Wilson Sonsini Goodrich & Rosati, P.C.

Mark B. Bandler, Wilson Sonsini Goodrich & Rosati, P.C.